UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13G

                     Under the Securities Exchange Act of 1934



                               Crystal Brands, Inc.
                                 (Name of Issuer)




                                   Common Stock
                          (Title of Class of Securities)




                                     229070107
                                  (CUSIP Number)



    Check the following box if a fee is being paid with the statement / X /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

    * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

    CUSIP NO. 229070107

                                   SCHEDULE 13G

    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Connor, Clark & Company Ltd.

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) / /
                                                           (b) / /
    3    SEC USE ONLY

    4    CITIZENSHIP OR PLACE OF ORGANIZATION

         Ontario, Canada

    2

    NUMBER OF SHARES
    BENEFICIALLY OWNED
    BY EACH REPORTING
    PERSON WITH              5    SOLE VOTING POWER
                                     0
                             6    SHARED VOTING POWER
                                     1,008,400
                             7    SOLE DISPOSITIVE POWER
                                     0
                             8    SHARED DISPOSITIVE POWER
                                     1,008,400
    9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,008,400
    10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*        /  /

    11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
              11.06%
    12   TYPE OF REPORTING PERSON*
              IA

                       *SEE INSTRUCTIONS BEFORE FILLING OUT!

    Item 1(a).     Name of Issuer:

                   Crystal Brands, Inc. (the "Company")

    Item 1(b).     Address of Issuer's Principal Executive Offices:

                   Crystal Brands Road
                   Southport, Connecticut  06490

    Item 2(a).     Name of Person Filing:

                   Connor, Clark & Company Ltd. (the "Reporting Person")

    Item 2(b).     Address of Principal Business Office:

                   Scotia Plaza
                   40 King Street
                   Suite 5110, Box 125
                   Toronto, Ontario M5H 3Y2

    Item 2(c).     Citizenship:

                   Ontario, Canada

    Item 2(d).     Title of Class of Securities:

                   Common Stock (the "Common Stock")

    Item 2(e).     CUSIP No.:

                   229070107

    Item 3.        Type of Reporting Person Filing Pursuant to Rule 13d-1(b):

                   The Reporting Person is an Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

    Item 4.        Ownership:

                   (a)  Amount Beneficially Owned as of May 31, 1993:
                        1,008,400

                   (b)  Percent of Class:
                        11.06%

                   (c)  Number of shares as to which the Reporting Person has:

                        (i) sole power to vote or to direct the vote   0

                       (ii) shared power to vote or to direct the vote
                              1,008,400

                      (iii) sole power to dispose or to direct the
                             disposition of    0

                       (iv) shared power to dispose or to direct the
                            disposition of  1,008,400

    Item 5.        Ownership of Five Percent or Less of a Class:

                   Not Applicable.

    Item 6.        Ownership of More than Five Percent on Behalf of Another
                   Person:

                   The Reporting Person, which is engaged in the business of providing discretionary investment management services, is deemed to be a beneficial owner for purposes of Rule 13d-3 under the Securities Exchange Act of 1934 since it has the power to vote and/or the power to dispose of the Common Stock held in securities accounts on behalf of many clients (the "Clients"), which include, among others, individual private investors, pension funds, foundations and investment partnerships. The Reporting Person does not, however, have any economic or pecuniary interest in the securities held on behalf of its Clients. The Clients are the actual owners of the securities (including the Common Stock) held in their respective accounts; and they have the sole right to receive and the sole power to direct the receipt of dividends from, or the proceeds from the sale of, such securities (including the Common Stock). No Client has an interest in dividends or sale proceeds that relates to 5% or more of the Common Stock.

    Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reporting on By the Parent Holding Company:
                   Not Applicable.

    Item 8.        Identification and Classification of Members of the Group:

                   Not Applicable.

    Item 9.        Notice of Dissolution of Group:

                   Not Applicable.

    Item 10.       Certification:

                   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                     SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






    Dated:  September  6, 1994
                                       By:


                                       ______________________________
                                       Name:   John N. Alexander
                                       Title:  Chief Operating Officer